Algonquin Power & Utilities Corp. Holds Annual Meeting of Shareholders and Announces Election of Board of Directors
OAKVILLE, Ontario – June 2, 2022 - Algonquin Power & Utilities Corp. (“AQN” or the “Company”) (TSX/NYSE: AQN) today held a virtual annual meeting of common shareholders. At the meeting, all of the nominees listed in the Company’s management information circular dated April 14, 2022 were elected as directors of AQN until the next annual meeting of shareholders. Those elected include new nominee Amee Chande, who brings significant experience to the Company’s board given her background as a corporate director, strategy consultant, and senior advisor to leading companies in the mobility sector. Ms. Chande has also been appointed as a member of the Company's Audit Committee and Corporate Governance Committee.

On a vote by ballot, each of the following nine nominees proposed by management was elected as a director of AQN. The results of the ballot were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Arun Banskota	302,489,414	99.51%	1,499,172	0.49%
Melissa Stapleton Barnes	302,246,209	99.43%	1,742,377	0.57%
Amee Chande	302,708,637	99.58%	1,279,949	0.42%
Daniel Goldberg	301,732,308	99.26%	2,256,278	0.74%
Christopher Huskilson	302,076,972	99.37%	1,911,614	0.63%
D. Randy Laney	300,076,253	98.71%	3,912,333	1.29%
Kenneth Moore	292,111,972	96.09%	11,876,614	3.91%
Masheed Saidi	302,255,530	99.43%	1,733,056	0.57%
Dilek Samil	299,740,004	98.60%	4,248,582	1.40%
Shareholders also voted in favour of the re-appointment of Ernst & Young LLP as the Company’s auditor for the ensuing year, a resolution approving the unallocated options under the Company’s stock option plan, a resolution approving the amendment, continuation, and restatement of the Company’s shareholder rights plan, and an advisory resolution approving the Company’s approach to executive compensation.

Final voting results on all matters voted on at the annual meeting of shareholders will be filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov/edgar.

About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, Algonquin is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. Algonquin is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. Algonquin owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
Algonquin is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.
Algonquin's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Stephanie Bose
Director, Corporate Communications
Liberty
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500